Dechert LLP

1900 K Street, NW
Washington, DC  20006-1110
+1  202  261  3300  Main
+1  202  261  3333  Fax
www.dechert.com

August 25, 2015

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attn:     Ms. Anu Dubey

Re:	Master Trust (“Registrant”)
File No. 811-22078

Dear Ms. Dubey:

This letter responds to the comments of the staff of the Securities and Exchange Commission that you provided to Stephen T. Cohen of Dechert LLP in your recent telephonic discussion with respect to Amendment No. 10 to the Registrant’s registration statement (the “Registration Statement”), filed on June 10, 2015. We have summarized the comments below, followed by the Registrant’s responses.

1.
Comment:  Please define the term “collateralized fully,” which is introduced in the Treasury Master Fund’s policy to invest 99.5% or more of its total assets in cash, government securities and/or repurchase agreements that are collateralized fully.

Response:  The Registrant will define the term “collateralized fully” in the next amendment to the Registrant’s Registration Statement in August 2015.

2.
Comment: Under the section entitled “Item 9.  Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings” and the sub-section entitled “Additional information about investment strategies” in Part A, the Registration Statement states that, under unusual circumstances, Treasury Master Fund may invest “a limited portion of its assets in other types of money market instruments, such as those in which Prime Master Fund might invest.”  Please revise this statement in light of the Treasury Master Fund’s policy to invest 99.5% or more of its total assets in cash, government securities and/or repurchase agreements that are collateralized fully.

Response:  The Registrant will revise the statement in the next amendment to the Registrant’s Registration Statement in August 2015.

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Should you have any questions or comments, please contact the undersigned at 202.261.3304 or Keith A. Weller of UBS Global Asset Management (Americas) Inc. at 212.882.5576.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen